UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer and Boeing Team to Market and Sell KC-390 Medium-Airlift Aircraft

Paris, June, 18, 2013 – Embraer [NYSE: ERJ; BOVESPA: EMBR3] and Boeing [NYSE: BA] are partnering on the sales and marketing of Embraer’s KC-390 – a multi-mission mobility and aerial refueling aircraft with advanced capabilities in the medium-sized airlift market.

Under the agreement, Boeing is the lead for KC-390 sales, sustainment and training opportunities in the U.S., UK and select Middle East markets. Embraer will manufacture the aircraft and collaborate on sales, sustainment and training.

“The KC-390 is an extremely capable aircraft that continues to attract interest by several nations, and Boeing’s military transport expertise is ideal for teaming in the international market,” said Luiz Carlos Aguiar, President and CEO of Embraer Defesa & Segurança. “This agreement strengthens the level of cooperation between both companies and the defense industries of Brazil and the United States.”

The KC-390 originated as a defense project contracted by the Brazilian Air Force in 2009. The largest aircraft to be manufactured in Brazil, it features advanced capabilities in terms of performance, cargo, capacity, flexibility and life-cycle costs. Initial estimates of the potential market for KC-390 are approximately 700 aircraft, but that number is likely to increase after additional markets are analyzed. The project has completed the Critical Design Review and is on schedule.

Today’s announcement builds upon the broad cooperation agreement Boeing and Embraer signed in 2012. The companies are collaborating on aircraft efficiency and safety, research and technology, defense products and sustainable aviation biofuels.

“Our relationship with Embraer continues to grow across Boeing and demonstrates our commitment to Brazil,” Boeing Defense, Space & Security Business Development and Strategy Vice President Chris Raymond said today at the Paris Air Show. “KC-390 complements our mobility portfolio by providing a versatile, affordable aircraft.”

About Boeing Defense, Space & Security

A unit of The Boeing Company, Boeing Defense, Space & Security is one of the world’s largest defense, space and security businesses specializing in innovative and capabilities-driven customer solutions, and the world’s largest and most versatile manufacturer of military aircraft. Headquartered in St. Louis, Boeing Defense, Space & Security is a $33 billion business with 59,000 employees worldwide. Follow us on Twitter: @BoeingDefense.

About Embraer Defesa & Segurança

With over 40 years of experience in providing Armed Forces around the world with superior platforms and systems to aid in their defense and security, Embraer Defesa & Segurança has a growing presence in the global market, and plays a strategic role in Brazil’s defense system. Embraer Defesa & Segurança´s product portfolio includes military airplanes, state-of-the-art radar technologies, unmanned aerial vehicles (UAV), and advanced information and communications systems, such as Command, Control, Communications, Computer, and Intelligence, Surveillance, and Reconnaissance (C4ISR) applications. Embraer’s airplanes and military solutions are in service with more than 50 armed forces in 48 countries. Follow us on Twitter: @EmbraerSA.

Contacts:

Valtécio Alencar	John Morrocco
Embraer Defesa & Segurança	Boeing Defense, Space & Security
+55 11 98106-7295	+1 610 715-7975
valtecio.alencar@embraer.com.br	john.morrocco@boeing.com

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates or to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer